082-35716

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

08002367

May 5, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translation of an Immediate Report on the Agreement for the Sale of Shares in "Hot," dated May 4, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

dlw 5/7

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

4 May 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Agreement for the Sale of Shares in "Hot"

Further to the Immediate Report of 17 April 2008, Bank Leumi le-Israel B.M. (the "Bank") announces that today, 4 May 2008, the Bank signed the agreement with Netvision Ltd. ("Netvision") for the sale of a parcel of shares in Hot – Communications Systems Ltd. ("Hot") held by the Bank (some 15% of the issued and paid-up share capital of Hot), for a consideration of some NIS 480 million. Approximately two thirds of the consideration will be paid on the date of completion of the transaction, and the remaining approximately one third will be paid, with interest, within 18 months of the date of the completion. To secure the delayed payment, the approximately one third of the shares being sold will be pledged in favor of the Bank, with no additional right of recourse against Netvision.

The estimated after tax net capital gain from payment of the first part of the consideration (approximately two thirds) is some NIS 30 million, and from payment of the second part of the consideration (approximately a third) – an additional amount of some NIS 15 million.

Completion of the transaction is expected to be carried out by no later than 15 August 2008, and is dependent on fulfillment of the following conditions precedent by such date: (a) non-exercise of first refusal rights, regarding the purchase of the shares being sold, by the shareholders of Hot who are entitled thereto; (b) receipt of all legally required permits for the purchase of the shares being sold.

Date and time at which the corporation first became aware of the event or matter:
4 May 2008 at 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END